UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934
M&T BANK CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.50 per share
(Title of Class of Securities)
55261F 10 4
(CUSIP Number)
Bryan Sheridan
Allied Irish Banks, p.l.c.
Bankcentre
Ballsbridge
Dublin, Ireland 4
Ireland
Telephone: 011-353-1-641-4646
(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)
October 6, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: ALLIED IRISH BANKS, P.L.C. (IRS IDENTIFICATION NO: 13-1774656)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

IRELAND

	7	SOLE VOTING POWER:

NUMBER OF		26,700,000 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,700,000 Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%*

14	TYPE OF REPORTING PERSON:

HC
* Percentage of class calculated based on 119,119,328 shares of outstanding common stock of M&T Bank Corporation as of July 23, 2010, as reported on the Form 10-Q for the fiscal quarter ended June 30, 2010, filed by M&T Bank Corporation with the Securities and Exchange Commission on August 4, 2010 and amended September 1, 2010.

     This Amendment No. 2, filed by Allied Irish Banks, p.l.c. (“AIB”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2003 (the “Initial Statement”), as amended and supplemented by Amendment No. 1 to the Initial Statement filed with the Commission on April 2, 2010, with respect to the common stock, par value $0.50 per share (the “Common Stock”), of M&T Bank Corporation, a New York corporation (“M&T”). Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule, as amended and supplement. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, as amended.
ITEM 4. Purpose of the Transaction
     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     On October 6, 2010, AIB entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets, Inc. and Morgan Stanley & Co. Incorporated, as managers for the several underwriters, providing for the issuance by AIB of 26,700,000 Contingent Mandatorily Exchangeable Notes due November 15, 2010 (the “Notes”). Each Note will be exchangeable for one share of Common Stock owned by AIB, subject to certain antidilution adjustments for stock splits and stock combinations. Subject to (i) the approval of AIB’s shareholders at an Extraordinary General Meeting no later than November 8, 2010 of the disposition by AIB of the Common Stock and (ii) the absence of an order, direction or decree by an official of the Irish government, any Irish governmental or regulatory body, an Irish court or any officer appointed by an Irish court, the Irish government or an Irish statutory entity preventing AIB from delivering the Common Stock to holders of record of the Notes as of the third business day immediately following the receipt of the approval of AIB’s shareholders (the “Exchange Date”), the Notes will be mandatorily exchanged for Common Stock on the Exchange Date (the “Mandatory Exchange”). After giving effect to the Mandatory Exchange, AIB would cease to own any Common Stock.
     The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as Exhibit F hereto and incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer
     The information contained in Item 5, paragraph (a) of the Schedule 13D is hereby amended to read in its entirety as follows:
     (a) AIB beneficially owns 26,700,000 shares of Common Stock, which represents approximately 22.4% of the outstanding Common Stock (based on approximately 119,119,328 shares of Common Stock outstanding, as reported on M&T’s Report on Form 10-Q for the fiscal quarter ended June 30, 2010, filed with the Commission on August 4, 2010 and amended September 1, 2010).

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     As described in Item 4, on October 6, AIB entered into the Underwriting Agreement, providing for the issuance by AIB of 26,700,000 Notes. Each Note will be exchangeable for one share of Common Stock owned by AIB, subject to certain antidilution adjustments for stock splits and stock combinations. Subject to (i) the approval of AIB’s shareholders at an Extraordinary General Meeting no later than November 8, 2010 of the disposition by AIB of the Common Stock and (ii) the absence of an order, direction or decree by an official of the Irish government, any Irish governmental or regulatory body, an Irish court or any officer appointed by an Irish court, the Irish government or an Irish statutory entity preventing AIB from delivering the Common Stock to holders of record of the Notes as of the Exchange Date, the Notes will be mandatorily exchanged for Common Stock on the Exchange Date. After giving effect to the Mandatory Exchange, AIB would cease to own any Common Stock.
     The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as Exhibit F hereto and incorporated herein by reference.
ITEM 7. Material to be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit	Document

F	Underwriting Agreement dated as of October 6, 2010, by and among Allied Irish Banks, p.l.c., Citigroup Global Markets, Inc. and Morgan Stanley & Co. Incorporated, as managers for the several underwriters

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2010

ALLIED IRISH BANKS, p.l.c.

By:	/s/ Bernard Byrne

Name: Bernard Byrne
Title: Chief Financial Officer

Exhibit Index

Exhibit	Document

F	Underwriting Agreement dated as of October 6, 2010, by and among Allied Irish Banks, p.l.c., Citigroup Global Markets, Inc. and Morgan Stanley & Co. Incorporated, as managers for the several underwriters